UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D (as defined below))
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,178,097(See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.7% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.2% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 7, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend Items 4, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On July 9, 2014,  Standard General L.P. (“SG”), Standard General Master Fund L.P. and P Standard General Ltd. (the “Standard General Parties”) entered into a Nomination, Standstill and Support Agreement (the “Support Agreement”) with the Company and Dov Charney.  The Support Agreement relates to, among other things, the composition of the Company’s Board of Directors (the “Board”), the provision by SG of financial support to the Company in an aggregate amount up to $25 million, and the creation of a special committee of the Board to oversee the continuing investigation into alleged misconduct by Dov Charney (the “Investigation”).  The Standard General Parties and Mr. Charney also agreed to certain standstill and voting limitations and SG affirmed its commitment to the Company’s core values, including the Company’s sweatshop-free, “Made in the USA” manufacturing philosophy and maintaining the Company’s manufacturing headquarters in Los Angeles, California.

Board Matters.  The Support Agreement provides that five of the seven current members of the Board will resign effective ten (10) days following the Company’s filing of an Information Statement on Schedule 14f-1 with the Securities and Exchange Commission (the “Information Statement”).  Allan Mayer and David Danziger will remain as independent directors and Co-Chairman of the Board.  Immediately after such resignations, Messrs. Mayer and Danziger will appoint the following individuals to fill the vacancies on the Board: one individual designated by SG to the Company to serve as a Class A director of the Company (the “Class A Designee”), two other individuals designated by SG to the Company to serve as Class B directors of the Company (the “Class B Designees” and,  together with the Class A Designee, the “Standard General Designees”) and two other individuals mutually agreed between SG and the Company to serve as Class C directors of the Company (the “Joint Designees” and together with the Standard General Designees, the “New Board Designees”).

Each of the New Board Designees (other than the Class A Designee) is expected (i) to qualify an independent director under the rules of the NYSE MKT LLC, (ii) not to be affiliated with or have any material relationship with SG and (iii) not to be affiliated with or have any material relationship with Mr. Charney.  In addition, Mr. Charney will not serve as a Board member or be nominated by the Company or SG as a Board member.

Pursuant to the Support Agreement, the Company will prepare and file with the Securities and Exchange Commission, and thereafter mail, the Information Statement for the purpose of notifying its stockholders of the above-referenced change in the majority of the Board and other aspects of the Support Agreement.

Investigation.   The Support Agreement provides that the Company will form a new committee of independent directors (the “Suitability Committee”) of the Board for the purpose of overseeing the Investigation.  The Suitability Committee will consist of David Danziger, one Standard General Designee and one Joint Designee.  Based on the findings of such Investigation, the Suitability Committee will determine if it is appropriate for Mr. Charney to be reinstated as CEO of the Company or serve as any officer or employee of the Company or any of its subsidiaries.

Mr. Charney agrees in the Support Agreement not to interfere with or attempt to influence the outcome of the Investigation, or access the Company’s computer systems.  Until the Suitability Committee makes its final determination, Mr. Charney will be entitled to receive his base salary as a consultant to the Company and will have no supervisory authority over any employees of the Company.

Standstill.  Among other things, the Standard General Parties and Mr. Charney agreed not to, until the completion of the 2015 Annual Meeting of Stockholders, purchase or acquire any additional beneficial ownership of shares of the Company’s common stock (the “Common Stock”), solicit proxies or consents with respect to the Common Stock, form or join any group with respect to the Common Stock, present any proposal at a special meeting of stockholders or through action by written consent, seek the removal of any director or propose any nominee for election to the Board or grant any proxy or consent with respect to other matters.  Furthermore, until the completion of the 2015 Annual Meeting of Stockholders, the Standard General Parties and Mr. Charney agreed not to effect or seek to effect any extraordinary corporate transaction, business combination, amendment to the Company’s governance documents or certain other activities.

Core Values.  SG shall publicly affirm its commitment in a press release to the Company’s sweatshop-free, “Made in the USA” manufacturing philosophy, maintaining the Company’s manufacturing headquarters in Los Angeles, California, and the Company’s tradition of passion, creativity, contrarian thinking, social responsibility, ethical business practices and fair treatment of employees.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is incorporated by reference as Exhibit 99.2 to this Amendment and is hereby incorporated into this Item 4 by reference.

Confidentiality Agreement

The Company, the Standard General Parties and Mr. Charney have entered into a Confidentiality Agreement, dated July 9, 2014, pursuant to which Standard General Designees may disclose on a confidential basis certain non-public information regarding the Company to the parties to such agreement and employees, principals and professional advisors of SG or its affiliates that are involved in monitoring the investment in the Company and providing advice in connection therewith.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated by reference as Exhibit 99.3 to this Amendment and is hereby incorporated into this Item 4 by reference.

Documentation of Certain Aspects of the Letter Agreement

On June 25, 2014, SG entered into a letter agreement (the “Letter Agreement”) with Mr. Charney.  Among other things, the Letter Agreement stated that Mr. Charney and SG would enter into an agreement providing that Mr. Charney would not be able to vote the Original Shares or the Additional Shares purchased from SG without SG’s consent other than pursuant to the Investment Voting Agreement, dated March 13, 2009, between Mr. Charney and Lion Capital (Guernsey) II Limited.  Mr. Charney also retained the right to vote the Original Shares in favor of his election to the Board; however, he has agreed pursuant to the Support Agreement that he will not serve as a Board member or be nominated by the Company or SG as a Board member.  On July 9, 2014, SG, on behalf of one or more of its controlled funds, and Mr. Charney entered into the foregoing agreement provided for in the Letter Agreement (the “Agreement”).  The Agreement also provides that Mr. Charney shall not, without SG’s prior written consent, directly or indirectly transfer or offer to transfer any Covered Shares (as defined in the Agreement) in any way or tender any Covered Shares into any tender or exchange offer or otherwise, other than pursuant to the terms of the Agreement, the Letter Agreement or the transactions contemplated by those agreements.  This restriction shall remain in effect until the later of

(a) payment of all amounts due in respect of the loan made by SG to Mr. Charney pursuant to the Letter Agreement and (b) the expiration or exercise of the warrants expiring July 15, 2017 to be issued to SG pursuant to Section 2 of the Letter Agreement.

SG intends to enter promptly into the remaining definitive documentation referred to in the Letter Agreement with respect to the loan extended to Mr. Charney and the Warrants to be provided by Mr. Charney to SG.

The foregoing description of the Letter Agreement and the Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is incorporated by reference as Exhibit 99.4 to this Amendment and is hereby incorporated into this Item 4 by reference, and the Agreement, which is incorporated by reference as Exhibit 99.5 to this Amendment and is hereby incorporated into this Item 4 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13D.

Exhibit 99.2
Nomination, Standstill and Support Agreement, dated as of July 9, 2014, by and among the Standard General Parties, Mr. Charney and the Company, incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K.

Exhibit 99.3	Confidentiality Agreement, dated as of July 9, 2014, by and among the Company, the Standard General Parties and Mr. Charney.

Exhibit 99.4
Letter Agreement by and between SG and Mr. Charney, dated June 25, 2014, incorporated by reference to Exhibit A to Amendment No. 13 to the Schedule 13D of Mr. Charney, as filed with the Securities and Exchange Commission on June 27, 2014.

Exhibit 99.5	Agreement, dated as of July 9, 2014, by and among the Standard General Parties and Mr. Charney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 11, 2014

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim